Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

The following material relates to a presentation given by Boston Scientific's Chief Financial Officer at the SG Cowen & Co. 26th Annual Health Care Conference and made available on Boston Scientific's website.

Boston Scientific

Boston Scientific

Delivering what's next.™

Creating a Global Medical Device Leader

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Boston Scientific

Boston Scientific

Delivering what's next.™

$6,283
$5,624
$3,476
$2,919
$2,842
$2,664
$2,673
$2,234
$1,831
$1,551
$1,191
$2 $3 $8 $13 $16 $22 $31 $47 $71 $99 $116 $159 $230 $315 $380 $449
'79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05

($ in millions)

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Strategic Build To Date

90%+ of sales from market leading products…

Neuromodulation
2%
Endosurgery
20%
DES
41%
(1 Platform)
Other Cardiovascular
37%

2005 Actual Sales

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Worldwide Market Leadership

Boston Scientific

Interventional Cardiology

90%+ of sales from market leading products…

BSC
45%
JNJ
33%
GDT
7%
MDT
5%
Other
10%

Interventional / Non Vascular

75%+ of sales from market leading products…

BSC
36%
Others
26%
Bard
15%
Cook
10%
Olympus
5%
JNJ
5%
AMS
3%

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Financial Results
(Excluding special charges)

10-Year
CAGR
Billions
$7
$6
$5
$4
$3
$2
$1
$0
Decade of Strategic Build
Revenue
Gross Profit
Operating Income
Net Income
19%
20%
34%
44%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

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Interventional Cardiovascular Market

Before BSC-GDT Combination

Boston Scientific

2005 Worldwide Sales ($ billions)

$10B
45%
33%
7%
5%
10%
Boston Scientific
J&J
Guidant
Medtronic
Other

Source: *Wall Street Research.*

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DES Market Positions
Competitive Markets (excludes Japan)

Boston Scientific

$0.1B
$1.6B
1%
$1.4B
86%
$0.2B
13%
$3.9B
1%
$1.7B
44%
$2.1B
55%
$4.7B
1%
$2.1B
45%
$2.6B
54%
Other
Cypher
TAXUS
2002
2003
2004
2005

Industry sources

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DES Market Outlook
Wall Street Estimates

Boston Scientific

Worldwide Sales
($ billions)
$5.2
$5.6
$5.7
?
2005
2006
2007
2008

Source: Wall Street Research.

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Cardiovascular Market
Before BSC-GDT Combination

Boston Scientific

2005 Worldwide Sales
($ billions)
$19B
Boston Scientific
Medtronic
J&J
Guidant
St. Jude
Other
23%
27%
17%
16%
10%
7%
35%
27%
17%
10%
4%
7%
Boston Scientific
Medtronic
J&J
St. Jude
Abbott
Other

Source: Wall Street Research.

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Achieving Enhanced Diversification and Higher Growth

Boston Scientific

Boston Scientific Sales Breakdown

Neuromodulation
3%
DES
40%
(1 Platform)
Endosurgery
21%
Other Cardiovascular
36%

Combined Pro Forma Sales Breakdown

Neuromodulation
3%
CRM
24%
DES
30%
(2 Platforms)
Endosurgery
16%
Other Cardiovascular
27%

Preeminent pure play in medical devices

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Boston Scientific

Worldwide Sales
($ billions)
$7.3
$8.3
$9.2
$10.3
$11.5
$12.8
$2.6
$1.2
$3.5
$2.8
$1.8
$3.7
$3.1
$2.6
$3.5
$3.4
$3.3
$3.6
$3.7
$4.2
$3.6
$4.1
$5.0
$3.7
2003
2004
2005
2006
2007
2008
Pacemakers
CRT-Ds
ICDs

	Forecasted '06 – '08 CAGR
Total	12%
ICDs	10%
CRT-Ds	23%
Pacemakers	3%

Source: *Wall Street Research.*

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Accelerating Revenue Growth

Boston Scientific

CAGR
12% to 14%+
Pro Forma
($ in Billions)
$17.7
High
$16.0
Low
$15.5
$14.1
$13.8
$12.8
$12.3
$11.6
$10.6
$10.0
2007
2008
2009
2010
2011

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Accelerating EPS[1] Growth

Boston Scientific

CAGR
20% to 21%+
Pro Forma
$1.66
$1.52
$2.17
$1.98
$2.54
$2.24
$3.02
$2.61
$3.59
$3.13
High
Low
2007
2008
2009
2010
2011

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DES Pipeline

Boston Scientific

2005
2006
2007
2008
2009
EU / IC
Taxus Express² LV
TAXUS Liberte
Xience
TAXUS Liberte on Apex
TAXUS Barracuda
Xience on Apex
TAXUS Bifurcation
TAXUS NG
United States
Taxus Express² 2.25/4.0
TAXUS Liberte
TAXUS Liberte LV/SV
TAXUS Liberte on Apex
Xience
TAXUS Barracuda
TAXUS NG
TAXUS Bifurcation
Xience on Apex
Japan
Taxus Express²
TAXUS Liberte on Apex
Taxus Express² LV/SV
TAXUS Liberte 2.25mm and 38mm
Xience

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US Competitive Advantage

Boston Scientific

	2005	2006	2007	2008	2009

Boston Scientific / GUIDANT

- Taxus Express[2] 2.25/4.0
- TAXUS Liberte
- TAXUS Liberte LV/SV
- TAXUS Liberte on Apex
- Xience
- TAXUS Barracuda
- TAXUS NG
- TAXUS Bifurcation
- Xience on Apex

J&J

- Cypher® 2.25/4.0
- Cypher® NXT or NEO Stent ?

Medtronic

- Endeavor™ Stent ?

Abbott Laboratories

- Xience
- ZOMAXX™ Stent ?

21

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Boston Scientific

Strategic Build Continues

Revenue ($M)

2
3
8
13
16
22
31
47
71
99
116
159
230
315
380
449
1,191
1,551
1,831
2,294
2,842
2,664
2,673
2,919
3,476
5,624
6,283
8,818
10,000
11,600
12,800
14,100
'79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06E '07E '08E '09E '10E

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Post-Closing Debt Maturities

Boston Scientific

($Billions)
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$0.30
$0.65
$0.65
$1.70
$1.40
$2.90
$0.60
$0.40
$1.30
$0.25
$0.35
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2035
US Debt
OUS Debt

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Cash Available for Debt Repayment

Boston Scientific

Pro Forma

($ in Billions)

Cumulative Debt Maturities
$1.0
$3.3
$7.6
Cumulative Cash Available for Debt Repayment
$4.8
$9.8
$13.4
2008
2010
2011

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Boston Scientific

Boston Scientific

Delivering what's next.™

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[LOGO]

[LOGO]

Creating a Global Medical Device Leader

Safe Harbor: Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant. Relevant risks and uncertainties include those referenced in Boston Scientific’s and Guidant’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Neither Boston Scientific nor Guidant assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

2

Safe Harbor: Additional Information

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction. The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant’s directors and executive officers is available in Guidant’s Annual Report on Form 10-K for the year ended December 31, 2005. Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.

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[LOGO]

[CHART]

4

Strategic Build To Date

90%+ of sales from market leading products…

[CHART]

2005 Actual Sales

5

Breadth and Depth of Technology

$6.3B of Technologies…

		Product
Division	Franchises	Categories
Interventional Cardiology	9	39
Endoscopy	11	47
Peripheral	10	28
Urology	12	58
Neurovascular	6	13
Oncology	12	33
Neuromodulation	2	2
Electrophysiology	6	32
Vascular Surgery	6	17
Total	74	270

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Worldwide Market Leadership

Interventional Cardiology	Interventional / Non Vascular

90%+ of sales from market leading products...	75%+ of sales from market leading products...

[CHART]	[CHART]

Source: 2005 & 2004, respectively, company results, analyst reports, MRG reporting
Includes vascular sealing and embolic protection

7

Financial Results

(Excluding special charges)

[CHART]

8

Interventional Cardiovascular Market Today

Interventional Cardiovascular Market
Before BSC-GDT Combination

[CHART]

Source:  Wall Street Research.

10

DES Market Positions
Competitive Markets (excludes Japan)

[CHART]

Industry sources

11

DES Market Outlook
Wall Street Estimates

[CHART]

Source: Wall Street Research.

12

Guidant:  The Transforming Event

Cardiovascular Market
Before BSC-GDT Combination

[CHART]

Source:  Wall Street Research.

14

Achieving Enhanced Diversification and Higher Growth

Boston Scientific Sales Breakdown	Combined Pro Forma Sales Breakdown

[CHART]	[CHART]

Preeminent pure play in medical devices

Source:      BSC Management estimates. Figures shown assume 2006 full year of combined operation, adjusted for planned Guidant asset divestitures.

15

Key Value Drivers: Acquiring Leading Business in High Growth CRM Segment

[CHART]

Source:      Wall Street Research.

16

Accelerating Growth

Accelerating Revenue Growth

[CHART]

Note: Low is based on the Boston Scientific Street Case and High is based on the Boston Scientific Management Case

18

Accelerating EPS(1) Growth

[CHART]

Note: Low is based on the Boston Scientific Street Case and High is based on the Boston Scientific Management Case. (1) Refer to definition of Adjusted EPS provided in the January 8, 2006 press release.

19

DES Pipeline

[CHART]

20

US Competitive Advantage

[LOGO]	[CHART]

[LOGO]	[CHART]

[LOGO]

[LOGO]

Cypher is trademarks of Cordis Corp.

Endeavor is a trademark of Medtronic, Inc.

ZOMAXX is a trademark of Abbott Laboratories

21

Strategic Build Continues

[CHART]

Note: 2006 assumes 1/1/06 acquisition of Guidant; estimated revenue is based on the Boston Scientific Street Case

22

Financing the Transaction

Financing the Transaction

(Dollars in billions)

Guidant Purchase	$27.5
Transaction Expenses	0.9
Total Transaction Value	$28.4

Sources of Financing:
Equity to Guidant Shareholders	$13.0
Abbott (net of tax)	5.1
Bank Loans	7.1
Available Cash	3.2
Total	$28.4

24

Post-Closing Debt Maturities

[CHART]

25

Cash Available for Debt Repayment

Pro Forma

($ in Billions)

Cumulative Debt Maturities

[CHART]

Cumulative Cash Available for Debt Repayment

[CHART]

Note: Cash flow is based on the Boston Scientific Street Case.

26

Roadmap to Completing the Transaction

☒	Obtained committed financing

☒	Completed confirmatory due diligence

☒	Definitive merger agreement with Guidant

☒	Definitive divestiture agreement with Abbott

☒	Completed rating agency reviews

☒	Submitted HSR & EU anti-trust filings

☒	Proxy filing declared effective

☒	Initiated integration process

☐	Boston Scientific and Guidant shareholder votes on March 31st

☐	Transaction expected to close week of April 3rd

27

ACC Analyst Meeting

March 13th

7:30 a.m.

Atlanta

28

[LOGO]